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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

WASHINGTON GROUP INTERNATIONAL, INC.

(Name of Issuer)

Shares of Common Stock, $ .01 per share

(Title of Class of Securities)

938862208

(Cusip Number)

July 22, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 938862208

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 695,500

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 695,500

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 695,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.8%**

12.	Type of Reporting Person: OO

**SEE ITEM 4(b).

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13G
CUSIP No. 938862208

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 679,500

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 679,500

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 679,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7%

12.	Type of Reporting Person: CO

**SEE ITEM 4(b).

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13G
CUSIP No. 938862208

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,375,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,375,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,375,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.5%**

12.	Type of Reporting Person: IN

**SEE ITEM 4(b).

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight.

     This Schedule 13G relates to the Common Stock of Washington Group International, Inc., a Delaware corporation (the “Common Shares”) purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P (“Greenlight Qualified”), of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor.

Item 1(a)	Name of Issuer.

Washington Group International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

720 Park Boulevard
Boise, Idaho 83712

Item 2(a)	Name of Person Filing.

Greenlight Capital, L.L.C., Greenlight Capital, Inc. and David Einhorn

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

140 East 45th Street
24th Floor
New York, New York 10017

Item 2(c)	Citizenship or Place of Organization.

Greenlight LLC is a limited liability company organized under the laws of the State of Delaware. Greenlight Inc is a corporation organized under the laws of the state of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

938862208

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Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	Greenlight and Mr. Einhorn are the beneficial owners of 1,375,000 Common Shares.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 5.5% of the outstanding Common Shares. This percentage is determined by dividing 1,375,000 by 25,216,001, the number of Common Shares issued and outstanding as of April 30, 2004, as reported in the Form 10-Q filed on May 11, 2004 with the Securities and Exchange Commission.

(c)	Greenlight has the sole power to vote and dispose of the 1,375,000 Common Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 1,375,000 Common Shares beneficially owned by Greenlight.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 1,375,000 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified or Greenlight Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated July 29, 2004, between Greenlight and David Einhorn.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: July 29, 2004

Greenlight Capital, L.L.C.

By:	/S/ DAVID EINHORN

David Einhorn, Senior Managing Member

Greenlight Capital, Inc.

By:	/S/ DAVID EINHORN

David Einhorn, President

/S/ DAVID EINHORN

David Einhorn

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